Mail Stop 4561

May 17, 2006

Mr. Mahesh Jayaranayan
President and Chief Executive Officer
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS

> **Re:** **New Medium Enterprises Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 333-51880**

Dear Mr. Jayaranayan:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-KSB for Fiscal Year Ended June 30, 2005

Item 7. Financial Statements, page 17

Report of Independent Public Accountants, page 17

1.   It appears that throughout your filings there are inconsistencies regarding the periods audited by Morgenstern & Company, CPAs, P.C. In their report on page 17, Morgenstern states that they audited the balance sheet as of the periods ended June 30, 2004 and 2005 as well as the financial information as it relates to the statement of operations, stockholders' equity and cash flows since inception in August of 1999.

Mr. Mahesh Jayaranayan
New Medium Enterprises
May 17, 2006

> There is no mention made as to whether or not they audited the annual periods ended June 30, 2004 and June 30, 2005 for these statements.
>
> Further, your statements in Item 5A on page 12 and in Item 8 on page 29 indicate that Morgenstern audited only the year ended June 30, 2005 and that the year ended June 30, 2004 was audited by N. Blumenfrucht. Please explain clearly for each period presented, who audited your financial statements. Your disclosures should be consistent throughout the document.
>
> If for the fiscal period ended June 30, 2004, Blumenfrucht audited your financial statements, their signed independent accountants report should be presented in this filing.

2.   We note that your operations, research and development facilities and your marketing focus all take place out-side of the Untied States. Tell us if any accounting firm other than Morgenstern or any individuals other than those employed by Morgenstern were involved with the audit. Describe Morgenstern's relationship with any other accountants performing procedures relative to your financial statements.

Statement of Cash Flows, page 20

3.   We note that you did not present cumulative from inception cash flow information. We note that although not presented, the audit report states that this information was audited by Morgenstern. Please revise the statement of cash flows to provide the requirements of paragraphs 11b. and 11c. of SFAS 7 as it relates to showing cumulative amounts since inception through the period reported.

4.   We note that included in your "net cash provided by financing activities" was $14.5 million for the "issuance of shares for acquisition of intellectual property." The description of this transaction in Note 4 seems to indicate that this was a non-cash transaction. Please tell us if you received any cash in exchange for the shares issued to Multidisk Ltd. and TriGM International SA. Please also tell us if you paid cash for the intellectual property assets received from these same entities. Non-cash amounts should not be presented in your cash flow statements as cash proceeds or uses.

Note 1. Formation and Business of the Company, page 22

5.   Clearly state whether you have a prototype for your new DVD format. Here you indicate that you expect to have a prototype in the near future while on page 14 you state that as of September 30, 2004 you had already completed a prototype.

Note 2. Summary of Significant Accounting Policies, page 22

Mr. Mahesh Jayaranayan
New Medium Enterprises
May 17, 2006

Intangible Assets, page 22

6.   We note that as of June 30, 2005 your intangible assets comprise almost 98% of your total assets. The bulk of these intangible assets ($14.9 million worth) were acquired during the fiscal year ended June 30, 2004. Describe in greater detail the nature of the intellectual property rights acquired, how you valued these assets upon acquisition, your basis for capitalizing these rights and the reasons the carrying value of these rights has increased since initial acquisition. Further, explain why you expect amortization in fiscal 2006 to be only approximately half of what you expect amortization to be in years subsequent to 2006. Explain and support with relevant accounting literature your amortization methodology. Provide us with the valuation analysis used in determining the value assigned to the intellectual property rights as part of the January 2004 transaction.

7.   We note that "no impairments of intangible assets have been identified during any of the periods presented." Provide us with your impairment analyses for the identified intangible assets prepared during the fiscal periods ended June 30 of 2004 and 2005 respectively.

Note 4. Investment in Intellectual Property, page 24

8.   Clarify whether you have selected either i.) an amortization period reflecting the pattern in which the economic benefits of your intangible asset are consumed or otherwise used up or ii.) a straight line amortization period. It is unclear as to whether you have amortized this identified intangible asset since you acquired the rights in January of 2004. Tell us what consideration you gave to paragraph 12 of FAS142 in determining when to begin amortizing this intellectual property.

Note 8. Commitments and Contingencies, page 25

9.   Refer to the sentence in this section which states that "These shares were valued at $14,521,155, which approximated the fair market value of *these shares*." This statement contrasts with your statement in note 4 on page 24 regarding the same shares which states that "These shares were valued at $14,521,155, which approximates the fair market value of *that property*." Clarify whether you used the fair value of the consideration given up (72.6 million shares) or the value of the assets received (certain intellectual property) in arriving at the $14.5 million asset you recorded in conjunction with the transactions with MultiDisk and TriGM.

10.   Refer to the sentence in this section which states that "Additionally, the Company offered Series A warrant holders the right to lower the exercise price *for* $1.50 to $.25 a share in return for assigning six out of seven warrants to certain parties providing services to the Company in lieu of compensation." Tell us how you have accounted for the reduction in the exercise price of the Series A warrants from $1.50 to $.25. Further,

explain to us what is meant by the assigning of warrants to certain parties for services and how you accounted for these transactions.

Note 9. Stockholders' Equity, page 25

11.	For each issuance of equity instruments for services provided you should disclose how these issuances were valued and how you accounted for them. For equity issuances to management, what consideration was given to the determination as to whether there was a compensatory component. If there are differences in your valuation of the equity issuances you should explain the reasons for such variances. This information should be provided through the most recent interim period reported upon.

Item 8. Changes In & Disagreements With Accounting And Financial Disclosures, page 29

12.	Your disclosures in this section do not appear consistent with your disclosures in your item 4.01 Forms 8-K filed with regard to your change in auditors. For instance, your Forms 8-K indicate that you "terminated" Blumenfrucht, while here you state that Blumenfurcht "resigned". Your Forms 8-K also seem to disagree with this filing regarding the date of such termination or resignation. Please reconcile these differences and clearly describe the circumstance surrounding your appointment of new auditors.

Item 8A. Financial Controls & Procedures, page 29

13.	We note your disclosure that a control system no matter how well conceived and operated, "can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise, if true, the conclusions of management that the disclosure controls and procedures are effective at the "reasonable assurance" level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4.

14.	Please describe in more detail the weaknesses in the enforcement of financial controls related to the allocation and authorization of disbursement of funds and the conflict of interest issues. Tell us whether or not you intend to restate any prior period for any adjustment resulting from the weaknesses you disclose; and if not, why not. Also, tell us in detail the steps you have taken or plan to take and the procedures you have implemented or plan to implement to correct each reportable weakness. In light of these weaknesses please tell us how you have concluded that your disclosure controls and procedures were effective as of the December 31, 2004, March 31, 2005 and June 30, 2005 reporting periods.

15.	You disclose that since no material weaknesses were found during the audit conducted by Morgenstern & Company PC you "believe that disclosure controls and procedures currently in place are effective." This disclosure does not appear to conform to the requirements of Item 307 of Regulation S-B. Please tell us how you considered this guidance in disclosing your company's principal executive and principal financial officers' conclusions on whether your disclosures controls and procedures as of the end of the period covered by the report were effective. Also, we remind you that your effectiveness determination should be made as of the end of the period covered by the report.

16. We note that you have concluded that your disclosure controls and procedures are effective in recording, processing, summarizing and reporting the information required to be disclosed under this report. Please revise to disclose whether your principal executive and financial officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

17. We note that your disclosures do not appear to conform to the requirements of Item 308(c) of Regulation S-B. Please tell us how you considered this guidance in disclosing whether you had any changes in your internal controls over financial reporting that occurred *during* the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In addition, explain how you considered the guidance in Item 308(c) of Regulation S-B and the related Exchange Act Rule 13a-15(d) for purposes of providing these disclosures in your 2005 Form 10-KSB for the quarter ended June 30, 2005.

18. Refer to the second sentence of the second paragraph of this page which refers to the assistance and guidance of a "SEC attorney." Clarify what you mean by a "SEC attorney." If you are referring to an attorney that has experience practicing before the Securities and Exchange Commission, please so state.

19. We note similar problems with your Item 3 Controls and Procedures disclosures within your interim period reports filed during fiscal 2006.

Exhibit 31.1

20. We note that paragraphs 4(b), 4(c), 5 and 6 of your certifications required by Exchange Act Rule 13a-14(a) appear to be inconsistent with the form provided in Exhibit 31 of Item 601 of Regulation S-B. Please explain how you concluded that your certifications are in compliance with this guidance. As part of your response regarding paragraph 4(b), explain how your disclosures under Item 8A comply with Item 307 of Regulation S-B. We note similar problems with your certifications included within your Forms 10-QSB filed during the fiscal 2006 period.

21. We note that your certifications under Rule 13a-14(a) were signed by your principal executive officer and your Chief *Operations* Officer respectively. Please tell us how you considered Exchange Act Rule 13a-14(a) that requires the signing of this certification by each of the principal executive and principal *financial* officer or persons performing similar functions. We note similar problems with your certifications included within your Forms 10-QSB filed during the fiscal 2006 period.

Mr. Mahesh Jayaranayan
New Medium Enterprises
May 17, 2006

Form 10-QSB filed for the period ended March 31, 2006

Financial Statements

General

22.   Tell us why you have not provided an income statement or statement of cash flows for the nine month period ending March 31, 2006 or for the comparable nine month period ending Marc 31, 2005. Further, tell us why you have not included cumulative financial information since inception through the interim period being reported upon.

Balance Sheet, page 3

23.   Tell us why it was appropriate to record an offsetting loan receivable and a loan payable in the amount of $309,000 as of March 31, 2006 in reference to a consolidated special purpose funding entity.

Notes to the Financial Statements, pages 4-13

Note 8 Stockholders' Equity, page 12

24.   Tell us how you have accounted for the reduction in the lowering of the Series C warrants exercise price to $.10/per share.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Mahesh Jayaranayan
New Medium Enterprises
May 17, 2006

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief

Mr. Mahesh Jayaranayan
New Medium Enterprises
May 17, 2006